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clickNsettle.com, Inc. to acquire E-Vue, Inc.


clickNsettle.com, Inc. ("clickNsettle.com") and E-Vue, Inc. ("E-Vue") have signed a Letter Of Intent for clickNsettle.com to acquire E-Vue. The combined company will leverage E-Vue's superior MPEG-4 digital media technology to aggressively pursue business in the fast growing digital media market and also continue its present business and seek growth opportunities in the dispute resolution market through its industry expertise and exceptional array of electronic and traditional solutions.

ISELIN, NJ and GREAT NECK NY, July 13, 2001 - E-Vue, Inc. ("E-Vue") and clicknSettle.com, Inc. ("clickNsettle.com") (Nasdaq: CLIK) today announced that the parties have signed a Letter of Intent for clickNsettle.com to acquire E-Vue. The proposed purchase price under the Letter of Intent will consist of a combination of common stock and convertible preferred stock ranging from an aggregate of 10 million to 13 million shares depending on certain financing conditions on the part of E-Vue. Under the Letter of Intent, the financing shall be raised at a minimum entity valuation of $20 million.

The combined company will focus its newly acquired technology on the growing market for digital media technology and services for the broadband and wireless multimedia market. The current clicknsettle.com component will enhance its offering by having a strong technology arm which will further its ability to distinguish its offering and to exploit growth opportunities in the market presently served. The company believes that the present ADR (Alternative Dispute Resolution) business will benefit greatly from having access to such resources.

As a result of the proposed merger, E-Vue's Chairman, Charles Xue, will become part of the management team of the merged company. Mr Xue was previously the founder and Chairman of UTStarcom (Nasdaq: UTSI), a leading telecommunication equipment provider which is majority owned by Softbank. He is also the founder and Chairman of 8848.net, a leading Chinese e-commerce company. In addition, Dr. Kenneth Sun, the current President of E-Vue will become the President of the combined company. Prior to heading up E-Vue, Dr. Sun was a vice president with Johnston Associates, Inc. ("JAI"), a Princeton based venture investment firm. Prior to JAI, he was the Deputy General Manager of Global China Investments, a joint-venture investment firm of Hong Kong Tobacco and the Canadian Pension Fund OMERS.

Charles Xue of E-Vue, commented "MPEG-4 based multimedia creation, delivery, and consumption technology platform is the only international standard based cross network and cross terminal multimedia platform for digital convergence. E-Vue digital media software and hardware products are well positioned for the broadband and wireless multimedia markets, including the media based communication market. We also see that Asia and Europe are ahead of the US in terms of network and service deployment in these markets. The merger provides us with additional vehicles to achieve our goal of rapid expansion in these markets."

Roy Israel, clicknsettle.com's Chairman and CEO, said "E-Vue has an excellent next generation digital media technology platform and has a strong position in its intellectual properties. As one area of application, E-Vue's media communication platform can be integrated with our online dispute resolution system so that we can better service our clicknsettle.com users. We believe the merger will strongly enhance our shareholder's value both in the short term and in the long run."


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The transaction is subject to approval by E-Vue and clicknsettle.com shareholders, among other closing conditions. The final agreement and the transaction are expected to close in October 2001.

Atlas Capital Services, Inc. provided advisory and investment banking services with respect to the transaction.



About E-Vue
E-Vue, a development stage company, is engaged in developing next-generation end-to-end solutions for multimedia delivery over broadband and/or wireless networks based on the MPEG-4 standard and associated compliant technologies. E-Vue's software and hardware products facilitate the creation, delivery, and the secured consumption of digital multimedia content across both wire-line and wireless, over both narrow and broadband networks. E-Vue is also implementing a multimedia digital rights management platform to facilitate secure delivery and transactions of multimedia over networks. E-Vue is a spin-off from Sarnoff Corporation ("Sarnoff"), formerly RCA Research Lab, which pioneered technologies such as color TV, LCD, HDTV, and MPEG-1, -2, -4 technologies. E-Vue has licensed many MPEG-4 related patents and patent applications as well as related software packages from Sarnoff. In addition, E-Vue has developed and/or formed technology license and/or collaboration relationships with Nippon Telegraph and Telephone Corporation (NYSE:NTT), Access Ticket Inc. (a Fuji (Nasdaq: FUJIY)-Xerox (NYSE:
XRX) subsidiary), and Telecom Italia (NYSE:TI). For more information: http://www.e-vue.com.

About clicknsettle.com
Headquartered in Great Neck, New York, clickNsettle.com (Nasdaq: CLIK) is a full-service, international dispute resolution services provider that enables users to resolve disputes anywhere in the world more quickly and efficiently than ever before possible. clickNsettle.com features a comprehensive suite of dispute resolution tools -- from a unique online settlement program to in-person arbitrations and mediations with over 1,300 highly qualified hearing officers in the United States and abroad -- offering effective applications for the resolution of both e-commerce disputes and traditional litigation. All of these services can be accessed electronically, on a global basis, 24 hours a day, at http://www.clicknsettle.com.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements involve risks and uncertainties, including market acceptance of current clicknsettle.com services in online legal settlement, the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed from time to time in clicknsettle.com's filings with the SEC. These risks and uncertainties could cause actual results to differ materially from those projected or currently expected. These forward-looking statements represent clicknsettle.com's judgment as of the date of this release. clicknsettle.com disclaims, however, any intent or obligation to update these forward-looking statements.

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Contacts:
E-Vue, Inc.
Kenneth Sun
President
732-590-0102


clicknsettle.com, Inc.
Roy Israel
President & CEO
(516) 829-4343